UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Escalon Medical Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share.
(Title of Class of Securities)

296074305
(CUSIP Number)

November 21, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

CUSIP No.	296074305

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(1) GRT Capital Partners, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

687,004

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

687,004

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

687,004

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.10%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

____________
(1)          GRT Capital Partners, L.L.C. may be deemed to be the beneficial owner of such securities by virtue of its role as the investment manager of the investment funds or accounts which own such securities.

CUSIP No.	296074305

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(1) GRT Deep Woods GP, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

470,865

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

470,865

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,865

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.24%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	296074305

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

(1) GRT Deep Woods Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

470,865

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

470,865

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,865

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.24%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	296074305

Item 1.	(a).	Name of Issuer:

Escalon Medical Corp.

(b).	Address of issuer's principal executive offices:

435 Devon Park Drive Building 100 Wayne, Pennsylvania 19087

Item 2.	(a).	Name of person filing:

GRT Capital Partners, L.L.C. GRT Deep Woods GP, L.L.C. GRT Deep Woods Partners, L.P.

(b).	Address or principal business office or, if none, residence:

GRT Capital Partners, L.L.C. One Liberty Square, 11th Floor Boston, Massachusetts 02109

(c).	Citizenship:

GRT Capital Partners, L.L.C. – Delaware limited liability company GRT Deep Woods GP, L.L.C. – Delaware limited liability company GRT Deep Woods Partners, L.P. – Delaware limited partnership

(d).	Title of class of securities:

Common Stock, par value $0.001 per share.

(e).	CUSIP No.:

296074305

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a
	(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

GRT Capital Partners, L.L.C. – 687,004 GRT Deep Woods GP, L.L.C. – 470,865 GRT Deep Woods Partners, L.P. – 470,865

(b)	Percent of class:

GRT Capital Partners, L.L.C. – 9.10% GRT Deep Woods GP, L.L.C. – 6.24% GRT Deep Woods Partners, L.P. – 6.24%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	GRT Capital Partners, L.L.C. – 687,004 GRT Deep Woods GP, L.L.C. – 470,865 GRT Deep Woods Partners, L.P. – 470,865

	(ii)	Shared power to vote or to direct the vote	GRT Capital Partners, L.L.C. – 0 GRT Deep Woods GP, L.L.C. – 0 GRT Deep Woods Partners, L.P. – 0

	(iii)	Sole power to dispose or to direct the disposition of	GRT Capital Partners, L.L.C. – 687,004 GRT Deep Woods GP, L.L.C. – 470,865 GRT Deep Woods Partners, L.P. – 470,865

	(iv)	Shared power to dispose or to direct the disposition of	GRT Capital Partners, L.L.C. – 0 GRT Deep Woods GP, L.L.C. – 0 GRT Deep Woods Partners, L.P. – 0	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by advisory clients of GRT Capital Partners, L.L.C.  Other than GRT Deep Woods Partners, L.P., none of such advisory clients individually own more than 5% of the Issuer's outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 30, 2016
(Date)

GRT Capital Partners, L.L.C.*

By: /s/ Timothy A. Krochuk
Name: Timothy A. Krochuk
Title: Authorized Person

GRT Deep Woods GP, L.L.C. *

By: /s/ Timothy A. Krochuk
Name: Timothy A. Krochuk
Title: Authorized Person

GRT Deep Woods Partners, L.P.*
By: GRT Deep Woods GP, L.L.C., its general partner
By: /s/ Timothy A. Krochuk
Name: Timothy A. Krochuk
Title: Authorized Person

* The Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

AGREEMENT

The undersigned agree that this Schedule 13G dated November 30, 2016 relating to the Common Stock of Escalon Medical Corp. shall be filed on behalf of the undersigned.

November 30, 2016
(Date)

GRT Capital Partners, L.L.C.

By: /s/ Timothy A. Krochuk
Name: Timothy A. Krochuk
Title: Authorized Person

GRT Deep Woods GP, L.L.C.

By: /s/ Timothy A. Krochuk
Name: Timothy A. Krochuk
Title: Authorized Person

GRT Deep Woods Partners, L.P.
By: GRT Deep Woods GP, L.L.C., its general partner
By: /s/ Timothy A. Krochuk
Name: Timothy A. Krochuk
Title: Authorized Person